

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

Via E-mail:
Tom Mason
Chief Legal Officer
M/I Homes Inc.
3 Easton Oval, Suite 500
Columbus, Ohio 43219

> **Re: M/I Homes Inc.**
> **Registration Statement on Form S-3**
> **Filed October 30, 2013**
> **File No. 333-191989**
> **and Documents Incorporated by Reference**
> **File No. 001-12434**

Dear Mr. Mason:

We have reviewed your registration statement and incorporated Exchange Act filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Calculation of Registration Fee

1. In footnote 1 to the Fee Table, we note your statement that "[t]he securities registered hereunder also include such indeterminate amounts of securities as may be issued upon exercise, conversion or exchange of the securities registered hereunder . . . ." Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416. Rule 416 does not permit you to register an indeterminate number of additional shares for any other reason. Please confirm your understanding that in the event another type of adjustment requires you to issue more securities than you are

registering on this registration statement, you will file a new registration statement to register those additional securities. Refer to Question 213.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Rules.

2. We note that you list "Stock purchase contracts and stock purchase units" followed by "Units" in the Fee Table. Please tell us supplementally the distinction between your stock purchase units and the units. We note that on page 33 of the prospectus, you describe "units" as potentially consisting of stock purchase contracts combined with any of the other securities you are registering. Please also identify your stock purchase contracts and stock purchase units separately in the fee table, as they appear to be separate securities.

Description of Stock Purchase Contracts and Stock Purchase Units, page 33

3. We note your disclosure that you may offer stock purchase units consisting of stock purchase contracts and other identified securities that appear to be covered by the registration statement, as well as "any other securities described in the applicable prospectus supplement." Please revise to describe all of the classes of securities to which the stock purchase units relate, as they must be identified in the registration statement. If any such securities are not covered by the registration statement, please tell us why registration under the Securities Act is not required.

4. We note your disclosure that stock purchase units may consist of stock purchase contracts and debt obligations of third parties. Please note that even if you have an exemption available for the offer and sale of debt obligations of third parties, you must you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. Please see our Securities Act C&DI paragraph 203.03 and the staff's no-action letter *Morgan Stanley & Co., Incorporated* (June 24, 1996). If you wish to include the third party securities, please give us your analysis why registration under the Securities Act is not required, and include this information. If you do not wish to offer third-party securities underlying any debt securities or purchase contracts, please remove these references from the prospectus.

Signatures, page II-12

5. For several of the subsidiary guarantors, we note that you provide signatures of a Chairman and two Vice-Chairmen of the management committee, who also serve as your principal executive, financial and accounting officers. Please confirm to us supplementally that these signatures also represent the majority of persons performing functions similar to a board of directors, and revise in future amendments to identify all of the capacities in which each signatory signs the registration statement.

Exhibit 5.1 – Legal Opinion of Vorys, Sater, Seymour and Pease LLP

6. Please include a separate opinion with respect to the valid and binding nature of the company's obligations in connection with the stock purchase units. The opinion should expressly cover each separate security that you are registering.

7. In clause (ix) on the first full paragraph on page 6, you make assumptions regarding qualification of the Trustee and the filing of a Form T-1. Please limit this assumption to the Senior Debt Securities only, as it appears that you have already filed an Indenture and Statement of Eligibility for the Subordinated Debt Securities.

8. We note that that with respect to the debt securities and guarantees, the legal opinion provided is limited to the laws of Ohio and New York, but that you also have subsidiary guarantors organized under the laws of the additional states of Florida, Indiana, Maryland, and Delaware. Division of Corporation Finance Staff Legal Bulletin No. 19 requires that counsel consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion. Please provide binding obligation opinions for the co-registrants organized under the laws from Florida, Indiana, Maryland, and Delaware based on the respective state laws for each of these co-registrants.

9. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. Refer to Question 212.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Rules.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel, Staff Accountant at 202-551-3723 or John Cash, Accounting Branch Chief at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Law Clerk at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Adam K. Brandt
        Vorys, Sater, Seymour and Pease LLP